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Hook & Irons Golf and Social Lounge

Bar and Lounge

106 North Hook Rd
Pennsville, NJ 08070
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Hook & Irons Golf and Social Lounge previously received $56,400 of investment through Mainvest.
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Data Room
Updates 19
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Hook & Irons Golf and Social Lounge is seeking investment to open an indoor golf and social lounge.
INTRODUCING HOOK & IRONS

Founded by two firefighters, Hook & Irons will be a golf simulator and lounge providing great experiences in a friendly, relaxed environment. Golfer or not, Hook & Irons will be a destination for friend groups, corporate outings, date nights, and parties with a welcoming bar and gastropub program and multiple sporting experiences to choose from.

Four premium indoor golf simulators are the main attraction. Golfers can choose either full 18-hole rounds for enjoyment, partial (from 3 to 9 holes) rounds, or select the training functions which supply critical performance feedback to aide in game improvement.
Non-golfers can enjoy the multi- sports package, offering baseball, football, soccer, archery, dodgeball, and a host of other games.
Simulators not in use? These high-end systems incorporate powerful projectors that can show any televised event on local cable.
An elevated yet accessible full bar and food menu make Hook & Irons a destination even for those not actively golfing.
THE MARKET

Country clubs, public courses, indoor golf centers, driving ranges and commercial investors are clamoring to become part of the billion-dollar golf industry. Statistics show there are over 28,800,000 golfers in the United States and they are constantly looking for the newest innovation, best training tips and most importantly, new ways to have fun.

Each of our 4 state-of-the-art golf simulator units will be linked to allow competition and record keeping.
At Hook & Irons a group of four can play 18 holes in about 3 hours on a wide variety of courses for only $45 per hour AND have access to food and beverage at their booth. Compare this to a nearly 5 hour round on a local golf course that can cost anywhere from $45-$90 per player.
We provide a realistic golf experience in a comfortable environment, turning the local golf season from 270 days to 365 days per year.
LOCATION

Our space is located strategically both in terms of demographics and logistics. We're working with a firm to design a space that's high-end yet comfortable, complete with a full bar, second-floor mezzanine and event space, and of course, a lounge environment for golfers and their guests to relax and play a round.

Our location is within 2 miles from all major highways such as NJ Turnpike, Interstate 295, Delaware Memorial Bridge, Route 40, Route 49, and Route 130.
There are 7 golf courses within 15 miles of our location, and an additional 4 within 20 miles.
The average age (30-50), median income (50-100k), and rate of home ownership (>65%) in Pennsville Township (NJ), Salem County (NJ), Gloucester County (NJ), and New Castle County (DE) are consistent with the national average golfer demographic identified by Benchcraft, National Golf Foundation, and Statista.
The average daily traffic count is approximately 17,000 vehicles per day.
TOO COLD TO GOLF? TOO HOT? LIKE GOLFING IN THE RAIN?

It's always 70 and sunny at Hook & Irons!

THE INVESTMENT OPPORTUNITY

We have put in $600,000 of our own money to start this project, which has been used for the purchase of the liquor license, purchase of the property, demolition of the existing dilapidated building, and associated soft costs. Additional funds raised will be used to upgrade specific components of the buildout, from builders grade to premium luxury finishes.

436 hours
Simulator hours per week
5,000 sq. ft.
Floor Space
$500,000
Projected Annual Revenue
86,000 people
Social Media Followers
SEPTEMBER 2019
Incorporated

Jitter N The Bug Corporation was formed in September 2019.

JANUARY 2020
Site Secured

The property was procured and lot cleared in January 2020.

2020-2021
Property Planned.

From late 2020 into mid-2021 the site plan was completed, and the building designed.

MARCH 2022
Funded

After several Covid-19 hurdles, Hook & Irons was primarily funded in March 2022.

JUNE-AUGUST 2022
Capital Raise

Launching our investment campaign in order to elevate the Hook & Irons experience from builders-grade to the lap of luxury.

AUGUST 2022
Construction

Construction is expected to begin in early August 2022.

MAY 2023
Opening

The project schedule forecasts a March 2023 opening!

BUSINESS PLAN
THE TEAM
Fred Ayars
Co-founder

Fred and John have been friends since childhood, and have an extensive history in entertainment and event coordination. We've been mobile disc-jockeys for 25 years, as were our fathers together before us. We've worked in bar/restaurants in the area as DJs and bar staff.

Fred has been a volunteer firefighter in Salem City since 1990, and has been the Fire Chief since 2004. He manages a volunteer staff of 56 personnel. His most recent employment was with PSEG Nuclear Generating Station in Salem NJ, and was a Nuclear Fire Protection Supervisor managing a staff of 25. Married to Karen, with children ages 14 and 16.

Fred and John will be full time owner/operators with full management & oversight responsibilities, and employ an initial staff of seven.

Johnny Maxwell III
Co-founder

Fred and John have been friends since childhood, and have an extensive history in entertainment and event coordination. We've been mobile disc-jockeys for 25 years, as were our fathers together before us. We've worked in bar/restaurants in the area as DJs and bar staff.

Johnny has been a volunteer firefighter since 2015. His most recent employment was also with PSEG Nuclear Generating Station, as a Security Operations Manager, managing a staff 250. Married to Alaura, with children ages 2 and 4.

Fred and John will be full time owner/operators with full management & oversight responsibilities, and employ an initial staff of seven.

Updates
DECEMBER 26TH, 2022
The shell is complete, and we remain on schedule.

Still roughly five months of construction ahead. But after the first two months we remain on the target schedule of a mid-May 2023 opening. Here is a glimpse of the current condition of the building. Thanks to all of you for helping get us here!

NOVEMBER 23RD, 2022
Great progress in the past 4 weeks!

Hello everyone. A brief update ... we are currently on-schedule and our building has sprouted from the ground!

OCTOBER 26TH, 2022
Fully funded & permitted ...

Last night we secured our funding, and today we received our fully approved building permit. Great milestones for our project. AT THIS TIME we are anticipating a May 2023 completion. We will keep you all posted. Thank you! Fred & Johnny.

SEPTEMBER 29TH, 2022
Activity on site!

Good evening folks. A quick update ... we're still pushing through final pieces of paper for the building permit. The site work contractor has begun to pre-stage equipment and move a little dirt. I can honestly say, the flurry of activity could begin any day.

AUGUST 24TH, 2022
2 DAYS LEFT! And this is our final update ...

Only 2 days remain in our investment offering. I'm sure there will not be another update before the campaign closes. So we wanted to take the opportunity to thank all of you that made this investment journey a success! We are humbled that you all believe in what we are doing, and vow to ensure it will be wildly successful. To those still watching and waiting ... your time is almost up. Don't miss this opportunity to help us launch and make a little return for yourself along the way.

Thanks again everyone, Fred & Johnny

AUGUST 21ST, 2022
Final week.

5 days left folks ... anyone following and planning to invest should plan do so so shortly. We thank everyone who has invested to date!

AUGUST 18TH, 2022
COMING SOON!!

This sign will be posted on the site before this campaign is over, can you beat the clock?!?

Seriously though, this sign will be erected on site by Conestoga by the end of next week. So if you live nearby, be on the lookout!

AUGUST 16TH, 2022
Thank you! Let's keep this momentum through the next 10 days!

Thanks to all of you, we reached our minimum raise goal of $50,000. There are still 10 days remaining in our campaign, so don't stop now! If you are still watching and undecided, get those bank accounts connected soon. The process takes a few days, and we wouldn't want you to miss the chance. Thanks again! - J. Fred Ayars, owner.

AUGUST 12TH, 2022
Another preview ...

Just for our Mainvest investors, a glimpse of our building rendered on the site plan. Let's keep this moving! Get those investments in and share our campaign!

AUGUST 11TH, 2022
Awesome!!

You guys are absolutely killing it!!! And we are so very humbled. Thank you all ... more updates to come. Continue to follow and share our social media, there is still plenty of capacity for investments, and 14 days remain in the campaign.

AUGUST 8TH, 2022
The countdown is on ...

Two and a half weeks left, and a little more than $10,000 until we reach minimum raise target. It is a new week, with new opportunities to make that investment! Who will help push us up to and over that target? We have an amazing group of investors, wouldn't you like to join them?

AUGUST 4TH, 2022
We're doing GREAT!!

Only 3 weeks left, and you guys are all fantastic! We're just a tad more than $10,000 away from our minimum target. Let's kick this weekend off with some investments! Readddyyy ... GOOOOOO!

AUGUST 2ND, 2022
We're making progress!

We are only $17,100 away from our goal of $50,000. Who will get us there?!

24 days remain. And in some cases, linking your bank account takes up to 5 days. So if you are watching and contemplating, perhaps make that account and link your bank sooner than later. This way, when you choose to make your investment that waiting period is over.

JULY 31ST, 2022
Our offering has gone public!

We have reached 10 investors, which means our investment offering has been released publicly on the Mainvest page. This is good for us, because many more investors seeking opportunities will see us! BUT, for any of you still waiting to commit, there is a little more than $18,000 to go before the early investment bonus goes away and the ROI multiple drops from 1.6x to 1.4x

Hope you all had a great weekend! Here's to a good week ahead.

(The picture attached is just a representation of our vision, not our actual space ... yet!)

JULY 29TH, 2022
Sneak Peak at our building!

Sharing just for our investors and potential investors ... here is our building rendered in color! Signed contracts this week, and anticipate the building permit before too long.

JULY 29TH, 2022
Before the weekend, invest in Hook & Irons!

In case you haven't seen by now, we've opened an investment campaign on Mainvest to allow all of our customers and supporters to invest in our growth. Thanks so much to everyone that has invested so far! We'd love to keep up the momentum over the weekend, with the hopes of hitting our goal of $50,000. Would you consider reviewing the terms and investing to start the weekend off on the right foot?

These funds will be used towards our working capital and investors will be entitled to a quarterly return until they reach our set ROI. Please don't hesitate to reach out to me or the Mainvest team with any questions, and thanks in advance for becoming an investor. Here is the link to our campaign ... https://mainvest.com/in/hook-irons-golf-and-social-lounge

Have a great weekend!

JULY 27TH, 2022
Tick-Tock!
30 days left! We're over half-way to our minimum raise. And we're signing contracts this week!
JULY 21ST, 2022
Half way to target!

A huge "THANK YOU" to our newest investors! We are half way to our target raise, and 36 days remain in the campaign! Within the next 24-48 hours we will begin marketing the opportunity publicly. As a reminder, the ROI multiple of 1.6x is only for those investments made as part of the first $50,000 raised. All investments beyond the initial $50k have a return multiple of 1.4x.

So if you're watching, know someone interested, or are contemplating increasing your investment, now is the time to do so!

Thanks again everyone!

Fred & Johnny.

JULY 8TH, 2022
Thank you!

Thanks so much to our first investors! We're excited to get this campaign started, and looking forward to welcoming more of you on this journey. If you have any questions, feel free to reach out on the discussion board!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Interest Payments during construction $23,312
Mainvest Compensation $1,688
Total $25,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$458,376	$631,700	$675,918	$709,713	$731,004
Cost of Goods Sold	$48,000	$53,000	$70,780	$74,318	$76,547
Gross Profit	$410,376	$578,700	$605,138	$635,395	$654,457

EXPENSES

Rent	$0	$0	$0	$0	$0
Utilities	$16,500	$24,000	$24,000	$24,000	$24,000
Salaries & Wages	$81,476	$191,040	$200,000	$200,000	$200,000
Insurance	$10,046	$30,000	$30,000	$30,000	$30,000
Other Misc. Expenses	$41,499	$67,284	$70,000	$70,000	$70,000
Operating Profit	$260,855	$266,376	$281,138	$311,395	$330,457

This information is provided by Hook & Irons Golf and Social Lounge. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Offering Memorandum
Investor Agreement
Appendix B - Unaudited Financials.pdf
Investment Round Status
Target Raise $25,000
Maximum Raise $50,000
Amount Invested $0
Investors 0
Investment Round Ends March 24th, 2023

Summary of Terms
Legal Business Name Jitter N The Bug Corporation
Investment Structure Revenue Sharing Note
Investment Multiple 1.4×
Business's Revenue Share 1.5%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2028
Financial Condition
Forecasted milestones

Hook & Irons Golf and Social Lounge forecasts the following milestones:

Complete Construction in Pennsville NJ by May 2023.

Hire for the following positions by May 2023: Bar Staff, Hostess, Manager.

Achieve $600,000 revenue per year by 2026.

Achieve $100,000 profit per year by 2028.

Other outstanding debt or equity

As of June 2022, Hook & Irons Golf and Social Lounge has debt of $1,625,000 outstanding and a cash balance of $10,000. This debt is sourced primarily from a WSFS SBA 7(A) loan and will be senior to any investment raised on Mainvest. In addition to the Hook & Irons Golf and Social Lounge's outstanding debt and the debt raised on Mainvest, Hook & Irons Golf and Social Lounge may require additional funds from alternate sources at a later date.

No operating history

Hook & Irons Golf and Social Lounge was established in June 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Hook & Irons Golf and Social Lounge to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Reliance on Management

As a securities holder, you will not be able to participate in Hook & Irons Golf and Social Lounge's management or vote on and/or influence any managerial decisions regarding Hook & Irons Golf and Social Lounge. Furthermore, if the founders or other key personnel of Hook & Irons Golf and Social Lounge were to leave Hook & Irons Golf and Social Lounge or become unable to work, Hook & Irons Golf and Social Lounge (and your investment) could suffer substantially. However, we are not a sole ownership, and a single owner impact would not impact the ability of the surviving owner.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Hook & Irons Golf and Social Lounge and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Hook & Irons Golf and Social Lounge is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Hook & Irons Golf and Social Lounge

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Hook & Irons Golf and Social Lounge's financial performance or ability to continue to operate. In the event Hook & Irons Golf and Social Lounge ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Hook & Irons Golf and Social Lounge nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Hook & Irons Golf and Social Lounge will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Hook & Irons Golf and Social Lounge is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Hook & Irons Golf and Social Lounge will carry some insurance, Hook & Irons Golf and Social Lounge may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Hook & Irons Golf and Social Lounge could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Hook & Irons Golf and Social Lounge's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Hook & Irons Golf and Social Lounge's management will coincide: you both want Hook & Irons Golf and Social Lounge to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Hook & Irons Golf and Social Lounge to act conservative to make sure they are best equipped to repay the Note obligations, while Hook & Irons Golf and Social Lounge might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Hook & Irons Golf and Social Lounge needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Hook & Irons Golf and Social Lounge or management), which is responsible for monitoring Hook & Irons Golf and Social Lounge's compliance with the law. Hook & Irons Golf and Social Lounge will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Hook & Irons Golf and Social Lounge is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Hook & Irons Golf and Social Lounge fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Hook & Irons Golf and Social Lounge, and the revenue of Hook & Irons Golf and Social Lounge can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Hook & Irons Golf and Social Lounge to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Pandemic Impact

Any current or future pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to pandemic restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Hook & Irons Golf and Social Lounge. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
John B. Glen Mills, PA 6 months ago

I invested because Mad Max has a dream - and who doesn't love a dreamer? Besides - he needs a daytime bartender! :-)

Reply
John M. 5 months ago Hook & Irons Golf and Social Lounge Entrepreneur

Thanks for believing in us my friend. "The winds of change are a blowin!" And yes, you are the daytime bartender! Sweater vest and all! 😂

Reply
Daniel S. Henrico, VA 6 months ago

What type of simulator technology do you plan to use?

John A. 6 months ago Hook & Irons Golf and Social Lounge Entrepreneur

Full Swing Pro Series

John M. 6 months ago Hook & Irons Golf and Social Lounge Entrepreneur

https://youtu.be/iDbEIc-5dZ4

Michael C. West Deptford, NJ 6 months ago

Great opportunity to enjoy some Golf & help support Fred & Johnny in their business endeavor! Good luck!

John M. 6 months ago Hook & Irons Golf and Social Lounge Entrepreneur

Thank you Mike!

John M. 6 months ago Hook & Irons Golf and Social Lounge Entrepreneur

Fred and I appreciate your support my friend!

Pat H. Salem, NJ 6 months ago

I believe in you guys, go make it happen!

Pat H. Salem, NJ 6 months ago

Glad to invest in you guys. Go make it happen!

John A. 6 months ago Hook & Irons Golf and Social Lounge Entrepreneur

Pat! My friend, thanks for being a part of it!

Carl O. Medford, NJ 6 months ago

I supported this to be a small part of an up & coming local businesses #SJStrong!

John A. 6 months ago Hook & Irons Golf and Social Lounge Entrepreneur

Thank you Carl! We appreciate your support!

LON I. Cheshire, CT 6 months ago

how much cash are the owners putting in. Is the building land and new buildout based on payments from a loan or has the land allready been paid for-- trying to figure out how much capital was put into buisness

John A. 6 months ago Hook & Irons Golf and Social Lounge Entrepreneur

Hello Lon, great question. The owners are over $600,000 into the project to date. The land is owned, as well as the liquor license. The construction is funded. This investment campaign is to generate additional liquidity for working capital.

Joshua K. Parker, CO 6 months ago

Let's go Hook & Irons!!

John A. 6 months ago Hook & Irons Golf and Social Lounge Entrepreneur

Welcome aboard Josh! Thanks for being our #10!

Scott C. Waxhaw, NC 6 months ago

I can't wait to see how this turns out for you! Make sure you keep Hooten & Young in stock as that's what I'll order everytime I visit!

John A. 6 months ago Hook & Irons Golf and Social Lounge Entrepreneur

Thanks for your support Scott! Johnny has mentioned Hooten Young several times. We'll have it for you!

Daniel M. Salem, NJ 7 months ago

Good luck guy

John A. 7 months ago Hook & Irons Golf and Social Lounge Entrepreneur

Thanks Dan! We appreciate your support!

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